UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 11-K
____________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                     to                      .
Commission File Number 001-33268

____________________________

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CENTRAL GARDEN & PET COMPANY
1340 Treat Blvd., Suite 600
Walnut Creek, California 94597

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Information

	The following documents are filed as part of this report on the pages indicated:

		Page No.

	Report of Independent Registered Public Accounting Firm	4

	Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	5

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	6

	Notes to Financial Statements	7

	Supplemental Information
	Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year)	13

2.	Exhibit

	Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	14

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 25, 2021	By:	/s/ Marilyn Leahy
Marilyn Leahy
Senior Vice President, Human Resources

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Central Garden & Pet Company Investment Growth Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Central Garden & Pet Investment Growth Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

Campbell, California
June 25, 2021

We have served as the Plan’s auditor since 2013.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2020 and 2019

	2020	2019
ASSETS
Investments at fair value	$288,457,095	$250,007,519
Investments at contract value	59,160,099	52,396,927

Total investments	347,617,194	302,404,446

Receivables
Notes receivable from participants	3,914,808	3,848,633
Employer contributions receivable	1,617,622	1,806,405
Participants contributions receivable	131,039	—

Total receivables	5,663,469	5,655,038

NET ASSETS AVAILABLE FOR BENEFITS	$353,280,663	$308,059,484

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2020

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of participant-directed investments	$30,395,252
Dividends and interest	12,407,481

Total investment income	42,802,733

Interest income on notes receivable from participants	248,961

Contributions
Participants	14,316,821
Rollover	1,664,692
Employer	7,393,668

Total contributions	23,375,181

Total additions	66,426,875

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	21,061,761
Administrative and investment expenses	143,935

Total deductions	21,205,696

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	45,221,179

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	308,059,484

End of year	$353,280,663

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 1 – DESCRIPTION OF PLAN
The following description of the Central Garden & Pet Company Investment Growth Plan (the "Plan") provides only general information. Participants should refer to the summary plan description or plan document, as amended, for a more complete description of plan provisions.
General – The Plan is a defined contribution plan that was established to provide benefits to eligible employees, as provided in the plan document. The Plan covers substantially all employees of Central Garden & Pet Company (the "Company") except certain groups of employees, as defined in the plan document. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company is the Plan’s sponsor and serves as plan administrator.
Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 21 and after completing three months of service on the first day of the next calendar month.
Participant contributions – Eligible participants may make pre-tax contributions starting at 1% of their eligible compensation subject to the annual dollar maximum set by the Internal Revenue Service ("IRS"). The contribution limit for highly compensated employees, defined as those whose annual earnings equal at least $125,000 in 2020 and $120,000 in 2019, was limited to $17,000 and $15,500, respectively. Unless elected otherwise, eligible participants will be automatically enrolled to contribute 3% of their eligible compensation as pre-tax contributions subject to the IRS limitation. Participants may make a pre-tax contribution from any cash bonus but the deferral election should be made prior to the payment of such cash bonus. Participants may also contribute amounts representing distributions from other qualified plans.
Employer contributions – In 2020, the Company matched employee contributions at a rate of 100% of the participants annual deferral (not to exceed the IRS deferral limits), up to 3% of the participant's salary. The matching contribution is paid at the end of each quarter and may be trued-up at the end of the year. Only those participants employed as of the last day of the quarter are eligible to receive the matching contribution. The Company matching contributions may be made in cash or in shares of the Company’s Class A Common Stock, as determined by the Company’s Board of Directors. For 2020, the matching contribution was made in shares of the Company’s Class A Common Stock.
The Company may elect to contribute a bonus matching contribution on behalf of an eligible class of participants. The bonus matching contribution shall be in the same dollar amount for each eligible participant. The Company may also elect to make a discretionary profit-sharing contribution to the Plan. Such contribution is allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible for the profit-sharing contribution only if they remain employed at the end of the year, unless employment is terminated due to death, disability, or retirement. The Company may also elect to make an additional employer contribution that, if made, is a flat dollar amount allocated to each non-highly compensated employee. The Company did not make a bonus matching or a discretionary profit-sharing contribution, but it did make an employer profit-sharing contribution of $1,157,500 for the year ended December 31, 2020.
Participant accounts – Each participant’s account is credited with the participant’s contribution, the Company’s contributions, if any, and any income, gains, or losses attributable to the investment mix of the account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting – Participants are immediately vested in their salary deferrals and voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service and increases in increments of 20% per year until fully vested after five years of credited service.

Notes receivable from participants – Participants may borrow up to 50% of their vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Maturities on notes receivable are for a maximum of five years, or, for the purchase of a primary residence, a term to be decided by the plan administrator. Participants are allowed to have only one note receivable outstanding at a time. Notes receivable are secured by the participant’s vested balances, bear interest at prime plus 1% at the time of the borrowing, and generally must be repaid from payroll deductions over the loan term. Notes receivable are generally payable in full upon a participant’s termination of employment or the occurrence of certain other events. Notes receivable as of December 31, 2020 carry interest rates ranging from 4.25% to 7.50%, with various maturities through December 2030. Notes receivable from participants is measured at the unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based on the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.
Payment of benefits – While still in service, a participant may generally withdraw his or her vested account balance.  Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump-sum distribution.  If a participant’s balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. If the account balance is over $1,000, the participant may elect either a distribution paid in the form of a lump-sum cash payment, a distribution in Company stock, a direct rollover into another qualified plan, or other distribution methods as described in the plan document.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

Forfeitures – Forfeitures represent the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan and are used to pay administrative expenses and reduce the Company contribution. As of December 31, 2020 and 2019, forfeited non-vested accounts totaled $420,806 and $253,373, respectively. During 2020, forfeitures of $110,590 were used to pay administrative expenses and approximately $122,000 of forfeitures will be used to fund the 2020 year end true up in 2021.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of accounting – The financial statements are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation – Investments are stated at fair value, except for the Voya Fixed Accounts, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Investment contracts – The Plan holds investment contracts with the Voya Fixed Account and Voya Fixed Account A (collectively, the "Voya Fixed Accounts"), which are maintained under a directed trust with Voya Institutional Trust Company ("Voya"). The Voya Fixed Accounts are fully benefit-responsive investment contracts.  Investment contracts held by a defined contribution plan are required to be reported at contract value.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Contributions to these contracts are maintained in a general account that is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Voya. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. There are no reserves against contract value for credit risk.
There are no unfunded commitments. Under the terms of the contracts, the Plan sponsor must provide a minimum of 90-days notice to Voya prior to redemption of the contracts.
Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (2) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (3) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation or depreciation in the fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits – Participant withdrawals and termination payments are recorded when paid.
Administrative expenses – Certain expenses incurred for administering the Plan are paid by the Company, except for loan fees, distribution fees, investment consulting fees and certain plan asset-related fees. The Company also provides administrative services to the Plan at no charge. Administrative expenses and investment advisory fees paid by the Plan for 2020 totaled $424,211. Investment advisory fees of $280,276 are netted within investment income on the Statement of Changes in Net Assets Available for Benefits.

NOTE 3 – FAIR VALUE MEASUREMENTS
The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

Level 2:	Valuations based on quoted prices in markets that are not active, quotes prices for similar investments in active markets or model-based valuations for which all significant assumptions are observable and can be corroborated by observable market data.

Level 3:	Valuations based on unobservable inputs that are supported by little or no market activity and are significant to the overall fair value measurement. Values are determined using proprietary pricing models, discounted cash flow models that include the investment entities' own judgments and estimations or some other pricing method using unobservable inputs.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.
The value of the common stock of the Company is determined by quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.
Shares of registered investment company funds are valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

The following tables disclose, by level, the fair value hierarchy of the Plan’s investments at fair value.

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Registered investment companies	$246,248,402	$—	$—	$246,248,402
Common stock	41,076,567	—	—	41,076,567
Interest-bearing cash	1,132,126	—	—	1,132,126

Total investments at fair value	$288,457,095	$—	$—	$288,457,095

	December 31, 2019
	Level 1	Level 2	Level 3	Total

Registered investment companies	$217,508,046	$—	$—	$217,508,046
Common stock	31,574,995	—	—	31,574,995
Interest-bearing cash	924,478	—	—	924,478

Total investments at fair value	$250,007,519	$—	$—	$250,007,519

NOTE 4 – TAX STATUS

The Company adopted the Bryan Cave LLP Volume Submitter Defined Contribution Plan Profit Sharing/401(k) Plan (the "Prototype Plan"). The Prototype Plan has received an opinion letter from the IRS dated March 31, 2014, stating that the written form of the underlying prototype is qualified under Section 401 of the Internal Revenue Code ("IRC"), and that any employer adopting this form of the plan will be considered to have qualified under Section 401 of the IRC. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax period in progress.
NOTE 5 – RISKS AND UNCERTAINTIES
The participants invest in various investment securities. Investment securities are exposed to various risks, such as market, interest rate and credit risk. It is reasonably possible that given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the statements of net assets available for benefits.
As of June 23, 2021, the price of the Company's common stock was $53.59 per share and the price of the Company's Class A common stock was $48.77 per share, which represents an increase of approximately 39% and 34%, respectively, from the prices of the Company's common stock and Class A common stock of $38.61 per share and $36.33 per share, respectively, as of December 31, 2020.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS
As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company’s common stock. The aggregate investment in the Company’s common stock was as follows:

	December 31, 2020		December 31, 2019
	Number of Shares	Fair Value	Number of Shares	Fair Value
Central Garden & Pet Company
Class A Common Stock	1,104,166	$40,114,367	1,043,235	$30,629,380
Central Garden & Pet Company
Common Stock	24,921	962,200	30,435	945,615

		$41,076,567		$31,574,995

Plan investments include shares of registered investment company funds managed by Voya Financial Inc., an affiliate of Voya. Any purchases and sales of these funds are performed in the open market at fair value. As Voya is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions.
NOTE 7 – PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 8 – RECONCILIATION TO FORM 5500
The financial statements are prepared on the accrual basis of accounting, while the Form 5500 is prepared on cash basis of accounting.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2020 and 2019:

	2020	2019
Net assets available for benefits per the financial statements	$353,280,663	$308,059,484
Less contributions receivable, end of year
Employer	(1,617,622)	(1,806,405)
Participants	(131,039)	—

Net assets available for benefits per Form 5500	$351,532,002	$306,253,079

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2020:

Contributions per the financial statements	$23,375,181
Add contributions receivable, beginning of year
Employer	1,806,405
Less contributions receivable, end of year
Employer	(1,617,622)
Participants	(131,039)

Contributions per the Form 5500	$23,432,925

SUPPLEMENTAL INFORMATION

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020
Employer identification number: 68-0275553
Plan number: 001
Schedule H, Line 4(i)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment,including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Investments at fair value:
	Registered Investment Companies
	American Funds EuroPacific Growth Fund R5	Registered investment company	$18,119,582
	Cohen & Steers Real Estate Securities Fund, Inc. Class Institutional	Registered investment company	1,309,151
	Delaware Value Fund Institutional	Registered investment company	13,420,355
	Fidelity Advisor International Small-Cap Fund I	Registered investment company	3,050,949
	JP Morgan Small-Cap Value Fund R6	Registered investment company	7,033,655
	Lord Abbett Income Fund F	Registered investment company	6,332,986
	Massachusetts Investors Growth Stock Fund R4	Registered investment company	30,306,112
	Principal Mid-Cap S&P 400 Index Fund R4	Registered investment company	8,627,307
	T. Rowe Price Dividend Growth Fund	Registered investment company	8,454,789
	T. Rowe Price Mid-Cap Growth Fund Advisor	Registered investment company	9,380,018
	T. Rowe Price Retirement Balanced Fund	Registered investment company	2,227,227
	T. Rowe Price Retirement Income 2010 Fund Advisor	Registered investment company	295,472
	T. Rowe Price Retirement Income 2015 Fund Advisor	Registered investment company	393,148
	T. Rowe Price Retirement Income 2020 Fund Advisor	Registered investment company	3,521,606
	T. Rowe Price Retirement Income 2025 Fund Advisor	Registered investment company	4,282,957
	T. Rowe Price Retirement Income 2030 Fund Advisor	Registered investment company	4,013,900
	T. Rowe Price Retirement Income 2035 Fund Advisor	Registered investment company	3,927,582
	T. Rowe Price Retirement Income 2040 Fund Advisor	Registered investment company	2,716,222
	T. Rowe Price Retirement Income 2045 Fund Advisor	Registered investment company	2,213,451
	T. Rowe Price Retirement Income 2050 Fund Advisor	Registered investment company	1,723,941
	T. Rowe Price Retirement Income 2055 Fund Advisor	Registered investment company	1,706,007
	T. Rowe Price Retirement Income 2060 Fund Advisor	Registered investment company	329,872
	Vanguard Institutional Index Fund	Registered investment company	41,381,453
	Vanguard Small-Cap Index Fund Admiral	Registered investment company	14,404,005
*	Voya GNMA Income Fund A	Registered investment company	9,729,974
*	Voya Government Money Market Fund	Registered investment company	431,549
*	Voya T. Rowe Price Capital Appreciation Portfolio - Institutional Class	Registered investment company	46,915,132
			246,248,402
*	Central Garden & Pet Company Stock Fund A:
	Central Garden & Pet Class A Common Stock	Class A Common Stock	40,114,367
	Interest-bearing cash	Interest-bearing cash	1,106,836
	Total Central Garden & Pet Stock Fund A		41,221,203
*	Central Garden & Pet Company Stock Fund:
	Central Garden & Pet Company Stock	Common Stock	962,200
	Interest-bearing cash	Interest-bearing cash	25,290
	Total Central Garden & Pet Stock Fund		987,490

	Investments at contract value:
*	Voya Fixed Account	Guaranteed investment contract	35,197,734
*	Voya Fixed Account A	Guaranteed investment contract	23,962,365
			59,160,099
*	Participant loans	Interest rates between 4.25% and 7.50%, maturing through December 2030	3,914,808

			$351,532,002

*	Indicates party-in-interest as defined by ERISA
	Column (d) information was omitted as all investments are participant directed